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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K


(Mark One)

( x )        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

(   )        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission File Number   1-14933

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                             U.S. Trust Corporation
                          Employee Stock Purchase Plan
                              114 West 47th Street
                          New York, New York 10036-1532

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         The Charles Schwab Corporation
                                120 Kearny Street
                         San Francisco, California 94108
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                                  INTRODUCTION

U.S. Trust Corporation, has established the Employee Stock Purchase Plan (the "Plan"). The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. On May 31, 2000 The Charles Schwab Corporation ("Schwab") completed its merger with U.S. Trust Corporation (the "Merger"). The Merger was accounted for as a pooling of interests. All stock held in trust under the U.S. Trust Corporation Employee Stock Purchase Plan was converted to Schwab stock at the time of the Merger.

                              REQUIRED INFORMATION

Financial statements and exhibits

(a)      Financial statements:

         These documents are listed in the Index to Financial Statements (Exhibit 99)

(b)      Exhibits:

         Consent of Independent Auditors       (Exhibit 23.1 and Exhibit 23.2)
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, U.S. Trust Corporation has duly caused this Annual Report on Form 11-K for the fiscal year ended December 31, 2000 to be signed on its behalf by the undersigned hereunto duly authorized.

                                     U.S. Trust Corporation
                                     Employee Stock Purchase Plan

DATE:    March 27, 2001              By /s/ Patricia W. McGuire
                                     --------------------------
                                     Patricia W. McGuire
                                     Managing Director
                                     Chairman of Administrative Committee